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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

China Techfaith Wireless Communication Technology Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G84383101	Schedule 13G

1	NAMES OF REPORTING PERSONS: Hongmei Yue

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People's Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		100,000,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.1%

12	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	G84383101	Schedule 13G

1	NAMES OF REPORTING PERSONS: Bright Garnet Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		83,250,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		83,250,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	83,250,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.6%

12	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	G84383101	Schedule 13G

1	NAMES OF REPORTING PERSONS: Liu's Offshore Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		83,250,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		83,250,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	83,250,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.6%

12	TYPE OF REPORTING PERSON:

	OO

CUSIP No.	G84383101	Schedule 13G

1	NAMES OF REPORTING PERSONS: HSBC International Trustee Limited (as trustee for Liu's Offshore Trust and other trusts which ultimately own ordinary shares of the Issuer)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		401,885,960 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		401,885,960 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	401,885,960 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	61.06%

12	TYPE OF REPORTING PERSON:

	CO

ITEM 1(a).	NAME OF ISSUER:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Hongmei Yue

Bright Garnet Limited (the “Record Holder”)

Liu’s Offshore Trust (the “Trust”)

HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Hongmei Yue c/o Raymond Song 3/F., M8 West, No.1 Jiu Xian Qiao East Road Chao Yang District, Beijing 100016 People’s Republic of China

Bright Garnet Limited P.O. Box 916, Woodbourne Hall Road Town, Tortola British Virgin Islands

Liu’s Offshore Trust Strathvale House, 2nd Floor North Church Street, George Town Grand Cayman, British West Indies

HSBC International Trustee Limited Strathvale House, 2nd Floor North Church Street, George Town Grand Cayman, British West Indies

ITEM 2(c)	CITIZENSHIP:

Hongmei Yue is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G84383101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent of	vote or direct	direct	direct the	to direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Hongmei Yue	100,000,000	15.1%	0	100,000,000	0	100,000,000
Bright Garnet Limited	83,250,000	12.6%	0	83,250,000	0	83,250,000
Liu’s Offshore Trust	83,250,000	12.6%	0	83,250,000	0	83,250,000
HSBC International Trustee Limited (as trustee for Liu’s Offshore Trust and other trusts which ultimately own ordinary shares of the Issuer)	401,885,960	61.06%	0	401,885,960	0	401,885,960

The Record Holder is the record owner of 83,250,000 ordinary shares of the Issuer. Hongmei Yue is the director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Ms. Yue, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 83,250,000. Ms. Yue disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 100,000,000 ordinary shares.

All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 401,885,960 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as the trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

Ms. Yue is the sole director of both the Record Holder and another holding company that owns shares of the Issuer and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by both companies. However, each of these companies and its holding companies disclaim any beneficial ownership of ordinary shares of the Issuer directly owned by the other company.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

Hongmei Yue	/s/ Hongmei Yue
Hongmei Yue

Bright Garnet Limited	By:	/s/ Hongmei Yue
		Name:	Hongmei Yue
		Title:	Director

Liu's Offshore Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Liu's Offshore Trust

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
		Name:	Andrew T. Chan, Danny W. K. Tsui
		Title:	Vice President, Assistant Vice President

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited

By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Vice President, Assistant Vice President

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement